UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Tuniu Corporation

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share (“Class A ordinary shares”), represented by American Depositary Shares (“ADSs”) (one ADS represents three Class A ordinary shares)

(Title of Class of Securities)

89977P106 **

(CUSIP Number)

April 2, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This CUSIP number applies to the ADSs of Tuniu Corporation, each representing three Class A ordinary shares.

CUSIP No. 89977P106	Page 2 of 7

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,584,710 Class A Ordinary Shares, par value US$0.0001 per share (“Class A ordinary shares”)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,584,710 Class A ordinary shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,584,710 Class A ordinary shares*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9999%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of Schedule.
**

Based on 351,701,837 Class A ordinary shares (excluding the 20,256,207 Class A ordinary shares, represented by ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the share incentive plans of the Issuer (as defined below)) outstanding as of February 28, 2019, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Securities and Exchange Commission (the “Commission”) on April 4, 2019.

CUSIP No. 89977P106	Page 3 of 7

1	NAMES OF REPORTING PERSONS Tembusu Capital Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,584,710 Class A ordinary shares*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,584,710 Class A ordinary shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,584,710 Class A ordinary shares*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9999%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of Schedule.
**

Based on 351,701,837 Class A ordinary shares (excluding the 20,256,207 Class A ordinary shares, represented by ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the Issuer’s share incentive plans) outstanding as of February 28, 2019, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Commission on April 4, 2019.

CUSIP No. 89977P106	Page 4 of 7

1	NAMES OF REPORTING PERSONS Esta Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,584,710 Class A ordinary shares*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,584,710 Class A ordinary shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,584,710 Class A ordinary shares*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9999%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 4 of Schedule.
**

Based on 351,701,837 Class A ordinary shares (excluding the 20,256,207 Class A ordinary shares, represented by ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the Issuer’s share incentive plans) outstanding as of February 28, 2019, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Commission on April 4, 2019.

Item 1(a).	Name of Issuer:

Tuniu Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Tuniu Building, No. 699-32

Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210042

People’s Republic of China

Item 2(a).	Name of Person Filing:

(i) Temasek Holdings (Private) Limited (“Temasek”)

(ii) Tembusu Capital Pte. Ltd. (“Tembusu”)

(iii) Esta Investments Pte. Ltd. (“Esta” and, together with Temasek and Tembusu, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Each of the Reporting Persons:

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

Item 2(c).	Citizenship:

Each of the Reporting Persons: Republic of Singapore

Item 2(d).	Title of Class of Securities:

Class A ordinary shares represented by ADSs (one ADS represents three Class A ordinary shares)

Item 2(e).	CUSIP Number:

89977P106. This CUSIP number applies to the ADSs of the Issuer, each representing three Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of April 2, 2020, Esta owned 17,584,710 Class A ordinary shares (directly or in the form of ADSs). Esta is wholly-owned by Tembusu, which in turn is wholly-owned by Temasek. Accordingly, each of Tembusu and Temasek may be deemed to beneficially own the Class A ordinary shares and ADSs of the Issuer beneficially owned by Esta.

(b)	Percent of class:

As of April 2, 2020, the 17,584,710 Class A ordinary shares owned or deemed to be beneficially owned by the Reporting Persons represent approximately 4.9999% of the Class A shares outstanding.

This is based on 351,701,837 Class A ordinary shares (excluding the 20,256,207 Class A ordinary shares, represented by ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the Issuer’s share incentive plans) outstanding as of February 28, 2019, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Commission on April 4, 2019.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares of the Issuer, please see Item 4(a) above regarding qualifications as to beneficial ownership.

As of April 2, 2020:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

Temasek: 17,584,710 Class A ordinary shares

Tembusu: 17,584,710 Class A ordinary shares

Esta: 17,584,710 Class A ordinary shares

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

Temasek: 17,584,710 Class A ordinary shares

Tembusu: 17,584,710 Class A ordinary shares

Esta: 17,584,710 Class A ordinary shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2020	TEMASEK HOLDINGS (PRIVATE) LIMITED(1)

	By:	/s/ Andrew Ang Lye Whatt
Name: Andrew Ang Lye Whatt
Title: Authorized Signatory

Dated: April 6, 2020	TEMBUSU CAPITAL PTE. LTD.(1)

	By:	/s/ Gregory Tan
Name: Gregory Tan
Title: Director

Dated: April 6, 2020	ESTA INVESTMENTS PTE LTD(1)

	By:	/s/ Yap Zhi Liang
Name: Yap Zhi Liang
Title: Director

(1)

This amendment is being filed jointly by Temasek, Tembusu and Esta pursuant to their Joint Filing Agreement dated as of and filed as an exhibit to the Schedule 13G filed by Temasek, Tembusu and Esta with respect to the Issuer on December 22, 2015.